

September 21, 2011

Via E-mail
Mr. Richard Palmer
President and Chief Executive Officer
Global Clean Energy Holdings, Inc.
100 W. Broadway, Suite 650
Long Beach California 90802

    Re: **Global Clean Energy Holdings, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed March 25, 2011
               File No. 000-12627

Dear Mr. Palmer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and results of Operations
Liquidity and Capital Resources, page 25

1. We note your disclosure that you will continue to finance operations through funds you have available and the proceeds you expect to receive during 2011. Considering i) your disclosure that the cash you have is virtually all reserved, and ii) your negative cash flow from operations through June 30, 2010; please describe in detail how you plan to fund your existing operations, including your general and administrative expenses, over the next 12 months and expand your disclosure to describe and quantify the type of proceeds you expect to receive during the year.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note A – Organization and Significant Accounting Polices
Cash and Cash Equivalents, page F-9

2. It appears from your disclosure on page 25 that virtually all of the cash reflected in the balance sheet is reserved for the operation of GCE Mexico and Jatropha farms. Please note that cash which is restricted as to the withdrawal or usage should be separately identified in the balance sheet. In addition, please revise your disclosure to state the provisions of any restrictions. Please refer to the guidance in Rule 5-02(1) of Regulation S-X.

Revenue Recognition, page F-10

3. We reviewed your revenue recognition policy disclosure. Please revise your disclosure to state your revenue recognition policy as it relates to each of your revenue streams (e.g. advisory services, agricultural products). In addition, disclose any significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, discounts, etc.) and the related accounting policies.

4. We note from your disclosure on page 23 that you have generated revenue from advisory services and from the sale of Jatropha seeds and other products. Please tell us whether these revenue streams represent separate operating segments as defined in FASB ASC 280-10-50-1 and the basis for your determination. If they represent separate operating segments, please revise to include the disclosures required by paragraphs FASB ASC 280-10-50-20.

Exhibits

5. We note that Exhibits 10.18, 10.19 and 10.24 are missing schedules, attachments and/or exhibits. We also note that Exhibit 10.1 to Form 10-Q filed on May 20, 2009 is missing exhibits, schedules and/or attachments. Please confirm that you will file these exhibits in their entirety with your next periodic report.

6. We note that all or portions of Exhibits 10.17, 10.18, 10.23 and 10.24 are filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please confirm that you will file these exhibits in the proper format with your next periodic report. In addition, Exhibit D to Exhibit 10.17 is not in English. Please file an English translation, as required by Item 12b-12(d) of the General Rules and Regulations, Securities Exchange Act of 1934.

Richard Palmer
Global Clean Energy Holdings, Inc.
September 21, 2011
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director